KAYNE ANDERSON MLP INVESTMENT COMPANY

717 Texas Avenue, Suite 3100

Houston, TX 77002

December 23, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0505

Re:  KAYNE ANDERSON MLP INVESTMENT COMPANY (FILE NO. 811-21593)

Kayne Anderson MLP Investment Company (the "Company"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Company’s fidelity bond for the 2010-2011 year:

A copy of the Financial Institution Investment Company Asset Protection Bond No. 81906402 coverage with Federal Insurance Company (the “Fidelity Bond”) in the increased amount of $2,100,000, naming the Trust as the insured. The coverage amount was increased to $2,100,000 effective December 7, 2010 (attached as EX99-1).

A copy of the Board meeting resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Company (attached as EX99-2).

The premium for the Fidelity Bond will be paid through the policy period ending on September 27, 2011.

Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

Sincerely,
/s/ Terry Hart
Terry Hart Chief Financial Officer and Treasurer